                       [ASTEC INDUSTRIES, INC. LETTERHEAD]

                                  July 13, 2005

Via EDGAR and Overnight Courier

Mr. Gary Todd
Review Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

      RE: ASTEC INDUSTRIES, INC.
          Form 10-K for the year ended December 31, 2004
          Form 10-Q for the quarter ended March 31, 2005
          File No. 000079987

Dear Mr. Todd:

      This letter sets forth the responses of Astec Industries, Inc. ("Astec", the "Company" or "we") to the comment letter, dated May 24, 2005, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with regard to the above-referenced filings. We have provided the following responses and such responses are numbered to correspond to the Staff's comments. In connection with responding to the Staff's comments, we hereby acknowledge that:
(i) we are responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please let me know if you need further clarification.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements

Consolidated Balance Sheets

      1. COMMENT. Show us that the item "other accrued liabilities" should not be further disaggregated pursuant to Rule 5-02.20 to Regulation S-X.

            RESPONSE. Rule 5-02.20 of Regulation S-X states that items included in "other current liabilities" should be stated separately if they exceed five percent of total current liabilities. The remaining items may be shown in one amount. The following table shows the calculation of the five percent threshold for disclosure of other current liabilities and the major items that constitute our "other accrued liabilities":

                    CURRENT LIABILITIES DISCLOSURE THRESHOLD
                           December 31, 2004 and 2003

                                   2004                 2003
                                ------------       -------------
Total Current Liabilities       $ 91,995,883       $ 102,167,884
                                ============       =============
Five Percent Threshold          $  4,599,794       $   5,108,394
                                ============       =============

                            OTHER ACCRUED LIABILITIES
                           December 31, 2004 and 2003

                                                2004             2003
                                            -----------      -----------
Accrued Health Insurance Liability          $ 1,421,593      $ 1,237,704
Accrued Bonuses                               3,136,637          739,841
Accrued Interest Expense                        337,792          337,951
Accrued Legal & Professional Expenses           408,607          717,249
Accrued Franchise and Property Taxes          1,337,614          598,468
Accrued Sales Commissions                     1,570,521        1,428,040
Accrued Vacation & Holiday Pay                3,930,882        3,902,652
Accrued Obligation for Purchased Parts        2,801,051                -
Federal & State Income Taxes                    293,894        1,935,335
Aggregated Remaining Items                    4,423,150        3,854,653
                                            -----------      -----------
Total Other Accrued Liabilities             $19,661,741      $14,751,893
                                            ===========      ===========

            Based upon the above calculations, we believe that the item "other accrued liabilities" should not be further disaggregated based upon the five percent threshold set forth in Rule 5-02.20 to Regulation S-X.

      2. COMMENT. The footnotes to future filings should present a clear description of the components of the item "accrued loss reserves." The footnote disclosure about this item should also consider the requirements of SFAS 5, SOP 94-6 and SAB Topic 5-Y. Show us how you plan to implement this comment.

            RESPONSE. We acknowledge your comment and have included an example of a footnote disclosure for "accrued loss reserves" that, as applicable, will be included in our future filings.

            XX.   Accrued Loss Reserves

            The Company accrues reserves for losses related to known workers' compensation and general liability claims that have been incurred but not yet paid or are estimated to have been incurred but not yet reported to the Company. The reserves are estimated based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claims experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future.

      Consolidated Statements of Operations

      3. COMMENT. When significant, MD&A or the notes to financial statements should present disclosure about the components of "other income (expense) - net." We see, for instance, the significance of the "net" amounts for 2003 and 2002 and the significant variance between those years.

            RESPONSE. We acknowledge your comment and have included an example of additional disclosure regarding "other income (expense) - net" that, as applicable, will be included in our future filings.

            MD&A Presentation

            RESULTS OF OPERATIONS; 2003 VS. 2002
            Other income (expense) - net was a net expense of $933,000 in 2003 compared to income of $966,000 in 2002, for a change of $1,899,000. The change in other income was primarily comprised of income from the sale of finance receivables during 2002 for $1,111,000 that did not recur in 2003. The change also included $319,000 of losses on foreign currency translation in 2003 in excess of the related 2002 amount as well as $318,000 of lease portfolio income in 2002 in excess of the related 2003 amount. The Company also incurred $348,000 of costs in 2003 related to the relocation of the Trencor operation from Grapevine, Texas to the Loudon, Tennessee facility.

            RESULTS OF OPERATIONS; 2004 VS. 2003
            Other income (expense) - net was a net expense of $41,000 in 2004 compared to a net expense of $933,000 in 2003 for a change of $892,000. The change in net expense was primarily due to a decrease from 2003 to 2004 of $259,000 in the losses on foreign currency related activity in addition to $348,000 of costs incurred in 2003 related to the relocation of the Trencor operation from Grapevine, Texas to the Loudon, Tennessee facility.

            Footnote Presentation

            XX.   Other Income (Expense) - Net

            Other income (expense) - net consisted of the following:

                                            2004           2003            2002
                                          --------       --------        ---------
Portfolio sales income                           -        (18,000)       1,111,130
Loss on foreign currency translation      (294,674)      (553,299)        (234,057)
Lease portfolio income                           -         38,245          356,171
Relocation costs                                 -       (348,688)               -
Other                                      254,146        (51,693)        (267,323)
                                          --------       --------        ---------
Total                                      (40,528)      (933,435)         965,921
                                          ========       ========        =========

      Consolidated Statements of Cash Flows

      4. COMMENT. We see investing cash flows from finance receivables and notes receivable. In a supplemental response, describe the transaction cycles responsible for these cash flows. If these cash flows were derived from the sales of goods and services, explain why those cash flows should not be classified as operating activities. Under SFAS 95, operating cash flows include cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable (and leases) from customers arising from those sales. Show us that these cash flows were not derived from sales of goods and services and show us that they have been appropriately classified for cash flow statement purposes. Also respond with respect to the proceeds from and expenditures for equipment on operating leases. Show us that those cash flows are not operating activities as defined in SFAS 95.

            RESPONSE. Our primary business is the design, manufacture and marketing of equipment and components used in the road building and construction industry. In 1996, we formed Astec Financial Services, Inc. ("AFS") as a wholly owned subsidiary, to provide to our customers financing products for leasing or purchasing our equipment. On December 31, 2002, we exited the equipment financing business conducted through AFS. By December 31, 2003, AFS had sold to other financing companies, or collected from customers, payment on substantially all contracts. The cash flows related to finance receivables and the majority of cash flows related to notes receivable were derived from the operations of AFS. The cash flows related to equipment on operating lease were generated when AFS acquired equipment from our manufacturing subsidiaries in order to lease the equipment to a customer under operating lease scenarios. Because our primary business was not the financing of equipment sales, the cash flows of AFS were not classified as operating activities in the Consolidated Statements of Cash Flows. We have presented a pro-forma cash flow in Annex B to this document in which we disclose the cash flows described above as operating cash flows. Although we have exited the financing business and there are no plans to generate cash flows of this nature in the future, we will in future filings present the historical cash flows and any future cash flows, should they occur, related to finance receivables, equipment on operating lease and equipment financing type notes receivable as operating cash flows.

      5. COMMENT. We see a cash outflow totaling $1.8 million identified as "cash paid for retirement of stock." However, we do not see this item on the statement of shareholders' equity. Tell us how the disbursement was accounted for, including where it is presented on the statement of shareholders' equity.

            RESPONSE. The item labeled "Cash paid for retirement of stock" consists of two items. The first item is cash paid by Osborn Engineered Products, SA (Pty) Ltd. ("Osborn"), one of our subsidiaries, to acquire 100 shares of Osborn stock owned by the Company. This payment is related to the cash receipt shown directly above it in the cash flow statement line item entitled "Proceeds from sale of minority interest stock" which represents the receipt by us of the same cash from Osborn. We believe that these amounts should have been eliminated against each other in the consolidated cash flow so that neither item appears in the cash flow. The second item in "Cash paid for retirement of stock" is cash paid by Osborn to acquire the Osborn minority shares owned by its former managing director upon his resignation. We believe this item is properly stated but should be labeled "Cash paid for acquisition of minority shares". Since these cash receipts and payments are related to the stock of a subsidiary, they do not affect our consolidated capital structure and should not appear in the statement of shareholders' equity. We will classify these items as investing activities on the consolidated cash flow in future filings. A supplemental example of the effect of the corrections appears in Annex B.

      Note 1 - Summary of Significant Accounting Policies

      Revenue Recognition

      6. COMMENT. We note the general criteria you apply for product revenue recognition purposes. We also see that you sell products through dealers, independent representatives and distributors. Tell us more about the terms of sales through these channels. Do you recognize revenue when you ship product to dealers, independent representatives and distributors or when these parties resell products to their customers? Show us how you apply the disclosed criteria for transactions with these parties and demonstrate to us that your revenue practices are appropriate for transactions with these parties. Be sure to address the considerations that drive the timing of revenue. Refer to SAB 104.

            RESPONSE. According to SAB 104, revenue is generally realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Sales to intermediaries (dealers, independent representatives or distributors) or end users must all meet the requirements of SAB 104 for revenue recognition to occur. We recognize revenue upon shipment to each of the customer types mentioned, as long as the remaining requirements for revenue recognition under SAB 104 are satisfied (except in certain bill and hold transactions - see comment number 9 below). We do not distinguish between intermediary customers and end users in sales agreements or applying the requirements of SAB 104. Intermediary customers accept the full benefits and risks of ownership in the same fashion as end users when purchasing our equipment and are not entitled to return the equipment or to receive a refund if such equipment is not purchased by an end user. The majority of our sales are made to end users.

      7. COMMENT. You disclose that you "generally" obtain purchase authorizations from customers specifying terms for product, price and delivery. Tell us about the extent of exceptions to this policy, including whether there is any impact on the underlying accounting. That is, what happens when you do not have a written purchase authorization?

            RESPONSE. Written purchase authorizations are required on all major equipment orders in the form of a contract or purchase order. However, it is usual and customary to record orders for repair or replacement parts from customers based on a fax, email or telephone order. When this is the case, revenue is not recognized until the parts have shipped and the other requirements of SAB 104 have been satisfied. SAB 104 recognizes that "customary business practices and processes for documenting sales transactions vary among companies and industries. Business practices and processes may also vary within individual companies (e.g., based on the class of customer, nature of product or service, or other distinguishable factors)". We believe that our policies regarding purchase authorizations satisfy SAB 104.

      8. COMMENT. Supplementally describe the nature, terms and extent of post shipment obligations and customer acceptance protocols. Tell us how these matters are considered in your revenue practices and show us that your application is appropriate under SAB 104. To the extent these considerations vary based on product, market or other factor, please be specific.

            RESPONSE. Our contracts for sales of major equipment include provisions for warranty. As such, we provide an accrual for possible warranty costs at the time of revenue recognition. This accrual is based on a history of substantially similar transactions. Services that are optional that we may provide after shipment (such as installation) are covered by a separate contract and are billed and recorded separately from the equipment. Revenue on these service items is not recognized until the service is complete, thus completing the earnings process. We do not have any post shipment obligations outside of our warranty obligations.

            Some of our equipment is manufactured to a customer's specifications. Most of the custom equipment we sell is based on standard equipment with some customer specified variations. Where practical, all of our equipment is tested before shipment to ensure it performs according to the customer specifications. We are very familiar with the conditions in which our equipment will be operating and we work closely with the customer to ensure the equipment they purchase will meet the demands of their particular application. We recognize revenue on custom products in the same fashion as standard products. We rely on the terms of SAB 104, Topic 13A3, paragraph b., Question 1, part (d), which states, "While formal customer sign-off provides the best evidence that these acceptance criteria have been met, revenue recognition would be appropriate, presuming all other revenue recognition criteria have been met, if the seller reliably demonstrates that the delivered products or services meet all of the specified criteria prior to customer acceptance. For example, if a seller reliably demonstrates that a delivered product meets the customer-specified objective criteria set forth in the arrangement, the delivery criterion would generally be satisfied when title and the risks and rewards of ownership transfers unless product performance may reasonably be different under the customer's testing conditions specified by the acceptance provisions".

      9. COMMENT. Supplementally quantify bill and hold sales for the periods presented in the financial statements. With respect to those transactions, show us that you appropriately applied the criteria from SAB 104 in accounting for the related revenue. Specifically identify the substantive business purpose for each significant transaction.

            RESPONSE. We design, engineer and manufacture heavy construction equipment that is primarily used in road construction and related industries. Many times our large equipment is engineered to fit particular customer sites. Our customers must properly prepare these sites to accept the equipment. In addition, licenses and permits must be obtained by our customers from the appropriate entities in order to operate various models of our equipment. Delays in site preparation or permitting can force customers to request that we delay shipment of their equipment order. In these cases where a bill and hold transaction is requested by the customer, we carefully consider the entire transaction to ensure that it meets the requirements of SAB 104.

            When considering bill and hold transactions, we first apply the basic requirements of revenue recognition as defined in SAB 104 (see comment 6 above) to the transaction. We then analyze the transaction to ensure that it meets the criteria in SAB 104 related to bill and hold transactions. This review occurs at multiple levels within the Company. The criteria in SAB 104 that we apply to bill and hold transactions are as follows:

                  -     Has the risk of ownership passed to the customer?

                  - Is there a fixed commitment (preferably in writing) by the customer to purchase the equipment?

                  - Has the customer requested the bill and hold in writing and does the customer have a substantial business purpose for the request?

                  - Is there a fixed delivery date that is reasonable and consistent with the customer's business purposes?

                  - Do we have any remaining specific performance obligations that are material and more than perfunctory?

                  - Have we segregated the equipment from other inventory and ensured that it is not available to fill any other orders?

                  -     Is the equipment complete and ready to ship?

                  - Have we gone outside of our normal billing and credit terms, or have they changed due to the bill and hold request?

                  - Is our experience with this specific customer positive relating to bill and hold transactions?

                  - Does the customer bear the risk of loss if the equipment declines in market value?

                  - Is our custodial function insurable and insured for this transaction?

                  - Does the customer's reason for requesting the bill and hold arrangement indicate a contingency to the customer's commitment to buy the equipment?

            When the general criteria for revenue recognition are met and each of the points above is properly addressed, we believe that a legitimate bill and hold transaction exists.

            Bill and hold transactions in the amounts of $8,684,000, $12,916,000 and $14,827,000 were recognized as revenue in 2004, 2003 and 2002, respectively. A detailed list of the significant bill and hold transactions is included as Annex A to this document.

      10. COMMENT. In future filings, more specifically identify the circumstances when you apply multiple element accounting. Clarify the nature of the vendor specific objective evidence of fair value you consider in applying that accounting. Also, clarify the factors you evaluate in determining that the functionality of delivered elements is not dependent on undelivered elements and clarify the factors you consider in assessing whether delivery of the delivered element is the culmination of the earnings process. Respond supplementally, as well.

            RESPONSE. We acknowledge your comment and, in future filings, will expand our discussion of multiple element accounting to include a more specific description of when this particular treatment is used and the factors related to determining that multiple element accounting is the appropriate treatment for a transaction. We have included an example of this discussion below in "Revenue Recognition".

            We often sell our equipment to customers without any related installation services. Many customers prefer to use their own employees or contract installation services with other vendors with whom they have relationships. When we sell installation services, we value installation services at our cost of installation plus an appropriate markup and contract and bill these services separately from the equipment sale. Due to the fact that installation services are available from other providers, we feel that the negotiated sales price for installation services closely approximates market value.

            Revenue Recognition - The Company has a limited number of sales accounted for as multiple-element arrangements, whereby related revenue on each product is recognized when it is shipped, and the related installation service revenue is recognized when the installation service is performed. The Company evaluates sales with multiple deliverable elements (such as an agreement to deliver equipment and related installation services) to determine whether the revenue related to an individual deliverable element should be recognized. In addition to the previously mentioned general revenue recognition criteria, the Company only recognizes revenue on an individual delivered element when there is objective and reliable evidence that the delivered element has a determinable value to the customer on a standalone basis and there is no right of return.

      Note 13 - Contingencies

      11. COMMENT. Please expand future filings to make more specific disclosure about lawsuits and claims, including specific disclosure about potentially significant individual matters. Refer to SFAS 5, SOP 94-6 and SAB Topic 5-Y. Show us how you plan to implement this comment. If you believe your existing disclosure is compliant, support that conclusion supplementally and in detail.

            RESPONSE. We acknowledge your comment and have included below an example of a footnote disclosure for "contingencies" that, as applicable, will be included in our future filings to make more specific disclosure about lawsuits and claims.

            13. Contingencies

            The Company is currently a party to various claims and legal proceedings that have arisen in the ordinary course of business. If management believes that a loss arising from such claims and legal proceedings is probable and can reasonably be estimated, the Company records the amount of the loss (including estimated legal costs), or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As management becomes aware of additional information concerning such contingencies, any potential liability related to these matters is assessed and the estimates are revised, if necessary. If management believes that a loss arising from such claims and legal proceedings is either (i) probable but cannot be reasonably estimated or (ii) reasonably possible but not probable, the Company does not record the amount of the loss but does make specific disclosure of such matter. Based upon currently available information and with the advice of counsel, management believes that the ultimate outcome of its current claims and legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, cash flows or results of operations. However, claims and legal proceedings are subject to inherent uncertainties and rulings unfavorable to the Company could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse effect on the Company's financial position, cash flows or results of operations.

            Although we acknowledge your comment and agree to include language similar to the above example in future filings, we believe that our existing disclosure is compliant. As of December 31, 2004, the Company was a party to various lawsuits and claims that arose in the ordinary course of business which may be aggregated into the following four general categories: (i) product liability claims (such as wrongful death, personal injury and property damage), (ii) commercial claims (such as breach of contract and breach of warranty), (iii) employee-related claims (such as wrongful termination and discrimination) and (iv) intellectual property claims (such as patent infringement and misappropriation of trade secrets). SFAS 5 sets forth a continuum for the recognition of liabilities where the level of probability of an occurrence triggers whether an item must be accrued or disclosed. According to SFAS 5, if a loss is probable and can be reasonably estimated, the Company must accrue for such loss. However, if a loss is either (i) probable but cannot be reasonably estimated or (ii) reasonably possible but not probable, the Company need not accrue for such loss but must make the necessary footnote disclosure. Finally, if a loss is remote, the Company need not accrue for or disclose such loss. In addition to the above SFAS 5 requirements, a loss must also be material to the financial statements of the Company in order for the Company to either accrue for or disclose such loss. The product liability claims of the Company as of December 31, 2004 were fully insured, less an immaterial deductible amount that was already paid by the Company as of December 31, 2004. The amount of potential loss in most of the Company's commercial claims as of December 31, 2004 was unspecified with the largest specified amount being $135,000, which amount was not material to the financial statements of the Company. The potential liability exposure (based on demands from plaintiffs) for the employee-related claims as of December 31, 2004 was not material to the financial statements of the Company. The amount of potential loss related to the intellectual property claims as of December 31, 2004 was unspecified with one claim also seeking an injunction; however, management believed that these matters were not material to the financial statements of the Company, both individually and in the aggregate. Based upon the foregoing information as of December 31, 2004, management, upon the advice of counsel, believed that the ultimate outcome of its lawsuits and claims, individually and in the aggregate, would not have a material adverse effect on the Company's financial position, cash flows or results of operations. Therefore, since we were not required to disclose any of our lawsuits and claims as of December 31, 2004, we believe that our disclosure was compliant.

      Note 16 - Operating by Industry Segment and Geographic Area

      12. COMMENT. We see that the segment loss for "all others" significantly increased in 2004. In future filings, the segment discussion in MD&A should also address this segment, including reasons for significant changes in corporate or other expenses included therein. Also describe supplementally the factors leading the loss from this segment to more than double in 2004.

            RESPONSE. We acknowledge your comment and, where appropriate, will comment on the significant changes in the "All Others" segment in future filings.

            The "All Others" segment consists predominantly of corporate overhead costs, including federal income taxes. During 2003, the Company experienced a significant pre-tax loss and, as a result, was able to claim a net benefit from income taxes of $4,486,000, of which $6,247,000 was credited to the "All Others" segment. During 2004, the Company returned to profitability and accrued income taxes of $13,247,000, of which $6,065,000 was expensed in the "All Others" segment. This resulted in a change of $12,312,000 in the loss experienced by the "All Others" segment. This is the primary reason for the change in the loss experienced by that segment.

      13. COMMENT. Please expand future filings to also present long-lived assets by geographic area as required by paragraph 38(b) of SFAS 131.

            RESPONSE. We acknowledge your comment and will disclose long-lived assets by geographic area in future filings, as required. An example of long-lived assets by geographic area that will be included in
            Note 16 is included.

                  Long-lived assets by major geographic regions were as follows:

                       2004              2003             2002
                   ------------      ------------      ------------
United States      $115,600,440      $126,835,498      $158,826,813
Canada                8,458,294         8,108,205         6,834,204
Africa                2,274,794         1,860,338         1,442,888
                   ------------      ------------      ------------
Total              $126,333,528      $136,804,041      $167,103,905
                   ============      ============      ============

                                      *****

      Sincerely,

      /s/ F. McKamy Hall

      F. McKamy Hall
      Vice President and Chief Financial Officer

cc:   Craig D. Apolinsky

ANNEX A

ASTEC INDUSTRIES, INC.

SUMMARY OF SIGNIFICANT BILL AND HOLD TRANSACTIONS

                                                                                                                    EXPECTED SHIP
                                                          UNCOLLECTED                                                  DATE PER
DATE                                                      BALANCE AT                                                   ORIGINAL
BILLED       PRODUCT/MODEL/DESCRIPTION        SALE AMOUNT DECEMBER 31    BUSINESS REASON FOR BILL & HOLD REQUEST       CONTRACT
-------- ----------------------------------- ------------ -----------  -------------------------------------------- -------------
 6/29/04 8' DB ASPHALT PLANT 04-058          $  1,671,150 $    83,558  Equipment site not ready to receive shipment     6/10/2004
 9/30/04 PORT. DRYING/BATCHING PLANT 04-085     1,152,232      57,612  Equipment site not ready to receive shipment     8/12/2004
12/28/04 PORT. DOUBLE BARREL PLANT 04-183       2,118,500      18,500  Equipment site not ready to receive shipment    11/29/2004
12/29/04 RELOCAT. DOUBLE BARREL PLANT 04-158    3,168,820           -  Equipment site not ready to receive shipment     12/6/2004

                                             ------------ -----------
         2004 Subtotal                       $  8,110,702 $   159,669
                                             ------------ -----------

07/31/03 8' DOUBLE BARREL PLANT 03-072       $  3,086,610 $   993,010  Equipment site not ready to receive shipment     8/15/2003
08/26/03 400 TPH DOUBLE BARREL                  2,247,620           -  Equipment site not ready to receive shipment     8/15/2003
09/30/03 PARALLEL FLOW DRYER  03-120              696,580           -  Equipment site not ready to receive shipment     9/15/2003
11/24/03 MISC EQUIPMENT 03-186                    743,365     631,860  Equipment site not ready to receive shipment    11/24/2003
12/29/03 68 SBS GYRASPHERE                        521,583     521,583  Unable to schedule inland freight carriers       8/18/2003

                                             ------------ -----------
         2003 Subtotal                       $  7,295,758 $ 2,146,453
                                             ------------ -----------

12/19/02 42-600                              $    651,176 $         -  Customer could not arrange shipment             12/27/2002
09/30/02 TUNNEL CONVEYOR SYSTEM                   509,000     426,000  Equipment site not ready to receive shipment    10/10/2002
12/19/02 PIONEER CRUSHING & SCREENING PLANT       740,000           -  Equipment site not ready to receive shipment     1/15/2003
12/20/02 RELOCATABLE 270 TPH PLANT              1,576,630           -  Equipment site not ready to receive shipment     12/9/2002
12/23/02 MISC EQUIPMENT                         1,289,720     537,456  Equipment site not ready to receive shipment    12/20/2002
12/23/02 RELOCATABLE 7' DOUBLE BARREL           1,329,320     978,866  Equipment site not ready to receive shipment      1/7/2003
12/30/02 RELOCATABLE 400 TPH PLANT              1,459,680   1,158,744  Equipment site not ready to receive shipment     1/15/2003
12/31/02 RELOCATABLE DOUBLE BARREL PLANT        1,503,620           -  Equipment site not ready to receive shipment    12/31/2002
11/27/02 RELOCATABLE 300 TPH PLANT              1,630,645           -  Equipment site not ready to receive shipment     11/1/2002

                                             ------------ -----------
         2002 Subtotal                       $ 10,689,791 $ 3,101,066
                                             ============ ===========

                                             ------------ -----------
         Total Significant Transactions      $ 26,096,251 $ 5,407,188
                                             ============ ===========

         Total Bill and Hold Transactions
          for 2002 - 2004                    $ 36,427,000
                                             ============

                                                                                     PRIMARY CRITERIA
                                                                    -----------------------------------------------------
                                                                                      FIXED COMMITMENT   BUYER REQUESTS
                                                                                      TO PURCHASE GOODS  BILL & HOLD IN
DATE                                                                RISK OF OWNERSHIP   (PREFERABLY IN  WRITING FOR VALID
BILLED       PRODUCT/MODEL/DESCRIPTION       ACTUAL SHIP DATE       PASSED TO BUYER        WRITING)     BUSINESS PURPOSE
-------- ----------------------------------- ---------------------- ----------------- ----------------- -----------------
 6/29/04 8' DB ASPHALT PLANT 04-058                11/15/2004               YES             YES               YES
 9/30/04 PORT. DRYING/BATCHING PLANT 04-085     Not yet shipped             YES             YES               YES
12/28/04 PORT. DOUBLE BARREL PLANT 04-183          2/17/2005                YES             YES               YES
12/29/04 RELOCAT. DOUBLE BARREL PLANT 04-158       2/18/2005                YES             YES               YES

         2004 Subtotal

07/31/03 8' DOUBLE BARREL PLANT 03-072             2/25/2004                YES             YES               YES
08/26/03 400 TPH DOUBLE BARREL                     4/26/2004                YES             YES               YES
09/30/03 PARALLEL FLOW DRYER  03-120                1/6/2004                YES             YES               YES
11/24/03 MISC EQUIPMENT 03-186                     3/30/2004                YES             YES               YES
12/29/03 68 SBS GYRASPHERE                          1/9/2004                YES             YES               YES

         2003 Subtotal

12/19/02 42-600                              12/31/2002 - 1/04/2003         YES             YES               YES
09/30/02 TUNNEL CONVEYOR SYSTEM              1/24/2003 - 3/11/2003          YES             YES               YES
12/19/02 PIONEER CRUSHING & SCREENING PLANT  1/16/2003 - 1/24/2003          YES             YES               YES
12/20/02 RELOCATABLE 270 TPH PLANT                 2/10/2003                YES             YES               YES
12/23/02 MISC EQUIPMENT                            2/22/2003                YES             YES               YES
12/23/02 RELOCATABLE 7' DOUBLE BARREL              3/12/2003                YES             YES               YES
12/30/02 RELOCATABLE 400 TPH PLANT                  4/4/2003                YES             YES               YES
12/31/02 RELOCATABLE DOUBLE BARREL PLANT           3/25/2003                YES             YES               YES
11/27/02 RELOCATABLE 300 TPH PLANT                 2/26/2003                YES             YES               YES

                                                                         PRIMARY CRITERIA
                                             -------------------------------------------------------------------
                                                              NO UNFULFILLED    GOODS ARE
                                                                 SPECIFIC    SEGREGATED FROM    PRODUCT COMPLETE
DATE                                         REASONABLE FIXED   PERFORMANCE  INV.(NOT AVAILABLE    & READY FOR
BILLED       PRODUCT/MODEL/DESCRIPTION        DELIVERY DATE     OBLIGATIONS    TO FILL ORDERS        SHIPMENT
-------- ----------------------------------- ---------------- -------------- ------------------ ----------------
 6/29/04 8' DB ASPHALT PLANT 04-058                YES             YES              YES                 YES
 9/30/04 PORT. DRYING/BATCHING PLANT 04-085        YES             YES              YES                 YES
12/28/04 PORT. DOUBLE BARREL PLANT 04-183          YES             YES              YES                 YES
12/29/04 RELOCAT. DOUBLE BARREL PLANT 04-158       YES             YES              YES                 YES

         2004 Subtotal

07/31/03 8' DOUBLE BARREL PLANT 03-072             YES             YES              YES                 YES
08/26/03 400 TPH DOUBLE BARREL                     YES             YES              YES                 YES
09/30/03 PARALLEL FLOW DRYER  03-120               YES             YES              YES                 YES
11/24/03 MISC EQUIPMENT 03-186                     YES             YES              YES                 YES
12/29/03 68 SBS GYRASPHERE                         YES             YES              YES                 YES

         2003 Subtotal

12/19/02 42-600                                    YES             YES              YES                 YES
09/30/02 TUNNEL CONVEYOR SYSTEM                    YES             YES              YES                 YES
12/19/02 PIONEER CRUSHING & SCREENING PLANT        YES             YES              YES                 YES
12/20/02 RELOCATABLE 270 TPH PLANT                 YES             YES              YES                 YES
12/23/02 MISC EQUIPMENT                            YES             YES              YES                 YES
12/23/02 RELOCATABLE 7' DOUBLE BARREL              YES             YES              YES                 YES
12/30/02 RELOCATABLE 400 TPH PLANT                 YES             YES              YES                 YES
12/31/02 RELOCATABLE DOUBLE BARREL PLANT           YES             YES              YES                 YES
11/27/02 RELOCATABLE 300 TPH PLANT                 YES             YES              YES                 YES


                                                                                SECONDARY CRITERIA
                                             -----------------------------------------------------------------------------------
                                                                                                    SELLER'S   BILL & HOLD DOES
                                                                 BILL & HOLDS ARE BUYER BEARS RISK  CUSTODIAL  NOT INDICATE A
                                              NO MODIFICATION OF    HISTORICALLY  OF LOSS IF GOODS FUNCTION IS CONTIGENCY TO THE
DATE                                           NORMAL BILLING &  FOLLOWED THROUGH DECLINE IN MKT.  INSURABLE &     BUYER'S
BILLED       PRODUCT/MODEL/DESCRIPTION           CREDIT TERMS            ON           VALUE          INSURED     COMMITMENT
-------- ----------------------------------- ------------------- ---------------- ---------------- ----------- -----------------
 6/29/04 8' DB ASPHALT PLANT 04-058                 YES                YES              YES             YES           YES
 9/30/04 PORT. DRYING/BATCHING PLANT 04-085         YES                YES              YES             YES           YES
12/28/04 PORT. DOUBLE BARREL PLANT 04-183           YES                YES              YES             YES           YES
12/29/04 RELOCAT. DOUBLE BARREL PLANT 04-158        YES                YES              YES             YES           YES

         2004 Subtotal

07/31/03 8' DOUBLE BARREL PLANT 03-072              YES                YES              YES             YES           YES
08/26/03 400 TPH DOUBLE BARREL                      YES                YES              YES             YES           YES
09/30/03 PARALLEL FLOW DRYER  03-120                YES                YES              YES             YES           YES
11/24/03 MISC EQUIPMENT 03-186                      YES                YES              YES             YES           YES
12/29/03 68 SBS GYRASPHERE                          YES                YES              YES             YES           YES

         2003 Subtotal

12/19/02 42-600                                     YES                YES              YES             YES            YES
09/30/02 TUNNEL CONVEYOR SYSTEM                     YES                YES              YES             YES            YES
12/19/02 PIONEER CRUSHING & SCREENING PLANT         YES                YES              YES             YES            YES
12/20/02 RELOCATABLE 270 TPH PLANT                  YES                YES              YES             YES            YES
12/23/02 MISC EQUIPMENT                             YES                YES              YES             YES            YES
12/23/02 RELOCATABLE 7' DOUBLE BARREL               YES                YES              YES             YES            YES
12/30/02 RELOCATABLE 400 TPH PLANT                  YES                YES              YES             YES            YES
12/31/02 RELOCATABLE DOUBLE BARREL PLANT            YES                YES              YES             YES            YES
11/27/02 RELOCATABLE 300 TPH PLANT                  YES                YES              YES             YES            YES

                                     ANNEX B

                             ASTEC INDUSTRIES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                            2004             2003              2002
                                                                         -----------      -----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                                                         19,053,263      (28,964,005)      (4,705,926)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
  Depreciation                                                            10,853,013       12,673,660       15,070,442
  Amortization                                                               266,457          452,572          141,139
  Provision for doubtful accounts                                            592,544          312,021        1,168,447
  Provision for inventory reserves                                         3,426,958        5,304,370        3,104,411
  Provision for warranty                                                   8,586,480        7,599,745        8,840,731
  Deferred income tax provision (benefit)                                  4,943,606       (5,508,648)        (610,269)
  Gain on disposal of discontinued operations, net of tax                 (5,406,224)               -                -
  (Gain) loss on disposition of fixed assets                                 450,081       (1,034,489)        (162,721)
  Goodwill impairment                                                              -       16,260,975                -
  Minority interest in losses (earnings) of subsidiary                      (111,260)         136,967           80,403
(Increase) decrease in:
  Trade receivables                                                       (3,556,365)       6,575,947        3,244,069
  Finance receivables                                                        121,310       18,714,243        8,660,405
  Notes receivable                                                            78,056        7,004,914       (7,223,556)
  Inventories                                                            (21,471,263)       6,291,914        6,527,167
  Equipment on operating lease                                                     -        6,077,214        1,221,780
  Prepaid expenses                                                        (4,648,422)      (2,752,027)      (1,378,562)
  Other assets                                                              (922,253)      (1,347,012)      (2,316,920)
Increase (decrease) in:
  Accounts payable                                                         9,912,335       (6,688,461)       6,536,815
  Customer deposits                                                          686,642        3,515,342       (1,886,474)
  Accrued product warranty                                                (7,358,121)      (7,744,036)      (8,535,986)
  Refundable income taxes                                                   (386,591)       6,839,098                -
  Income taxes payable                                                    (1,620,135)       2,292,637          597,519
  Accrued retirement benefit costs                                        (1,037,275)               -                -
  Self insurance loss reserves                                               381,692        2,014,416        2,275,444
  Other accrued liabilities                                                7,956,482       (8,763,779)       6,592,169
  Foreign currency transaction (gain) loss                                   294,674          280,577           90,651
                                                                         -----------      -----------       ----------
Net cash provided by operating activities                                 21,085,684       39,544,155       37,331,178
                                                                         -----------      -----------       ----------

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from disposal of discontinued operations, net                    23,496,339                -                -
Proceeds from sale of property and equipment                               1,511,047        1,660,676        1,238,570
Expenditures for property and equipment                                  (11,167,772)      (3,588,297)     (19,273,932)
Cash paid for acquisition of minority shares                                (283,369)         (70,776)         (87,888)
                                                                         -----------      -----------       ----------
Net cash provided (used) by investing activities                          13,556,245       (1,998,397)     (18,123,250)
                                                                         -----------      -----------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of common stock                                     2,754,586          382,014          698,540
Net borrowings (repayments) under revolving credit loans                 (19,479,303)      (3,905,306)       5,314,410
Principal repayments of industrial bonds, loans and notes payable        (18,180,385)     (95,113,634)      (6,769,101)
Purchase of company shares by Supplemental Executive Retirement Plan        (231,711)        (674,000)        (785,000)
Proceeds from debt and notes payable                                               -       40,122,943        5,655,642
                                                                         -----------      -----------       ----------
Net cash provided (used) by financing activities                         (35,136,813)     (59,187,983)       4,114,491
                                                                         -----------      -----------       ----------
Effect of exchange rates on cash                                              92,477           52,154          348,574
                                                                         -----------      -----------       ----------
Increase (decrease) in cash and cash equivalents                            (402,407)     (21,590,071)      23,670,993
Cash and cash equivalents, beginning of period                             8,751,100       30,341,171        6,670,178
                                                                         -----------      -----------       ----------
Cash and cash equivalents, end of period                                   8,348,693        8,751,100       30,341,171
                                                                         ===========      ===========       ==========